SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

June 14, 2005 TSX-VENTURE: SBX

Juan de Fuca Transmission Cable—Protocol Signed with Esquimalt Nation

Sea Breeze Power Corp. is pleased to announce that a protocol has been signed between the Esquimalt Nation and Sea Breeze Victoria Converter Corporation (the Canadian operating subsidiary of Sea Breeze Pacific Juan de Fuca Cable, LP).

The protocol’s focus is the Juan de Fuca Transmission Cable, a proposed 550 megawatt high voltage direct current (“HVDC Light™”) submarine cable between Victoria, British Columbia, and Port Angeles, Washington. The protocol acknowledges that aboriginal and treaty rights are asserted along the proposed routing of the project by the Esquimalt Nation, and engages both parties to develop a mutually beneficial relationship that provides support for the project. This includes a commitment to sharing information, identifying potential economic opportunities and working to develop community benefits agreements.

Sea Breeze Pacific Juan de Fuca Cable, LP (49.75% owned by Sea Breeze Power Corp.) recently negotiated a development loan for the project of up to US$ 8,000,000 with US Power Fund, LP, a major North American investor of private equity into independent power generation and transmission projects.

About Sea Breeze Power Corp.
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

About the Esquimalt Nation
The Esquimalt Nation is part of the Coast Salish linguistic group, which occupies a coastal area stretching from Bute Inlet, British Columbia, to the Columbia River, in Oregon.

The Nation now known as Esquimalt (meaning “place of the shoaling waters”- the band was formerly known as “Kosapsum”) resides on a reserve just to the west of the City of Victoria, on Vancouver Island. Recent archaeological work has indicated continuous habitation in the area for as long as 8,000 years, since the last ice age. Artifacts evidence a civilization characterized by a complex political structure, concentrated wealth, and sophisticated art.

The Esquimalt Nation’s economy has been entwined with the Strait of Juan de Fuca since time immemorial, as a source of food, other trading goods and as a highway of commerce. Prior to European contact, trading would take place within a radius measured in hundreds of miles. The population of the band, estimated to be several thousand in the 1800’s, was decimated by disease and now numbers around 200.

Following the selection in 1843 of southern Vancouver Island by the Hudson’s Bay Company as a western base of operations, the Esquimalt and their related tribes living nearby formed early prosperous relationships with the newcomers, but quickly became marginalized as the British population in Victoria grew. In 1850, the Esquimalt became one of the signatory bands to the fourteen “Douglas Treaties”.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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